UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rockley Photonics Holdings Limited
(Name of Issuer)

Ordinary Shares, $0.000004026575398 par value per share
(Title of Class of Securities)

G7614L109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

CUSIP No. G7614L109	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
ROC SPV XIX LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7614L109	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
ROC SPV XX LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7614L109	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
ATW Partners Opportunities Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. G7614L109	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Antonio Ruiz-Gimenez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G7614L109	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Kerry Propper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G7614L109	Page 7 of 12 Pages
Item 1.

(a)	Name of Issuer Rockley Photonics Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 3rd Floor, 1 Ashley Road Altrincham, Cheshire, United Kingdom

Item 2.

(a)	Name of Person Filing: ROC SPV XIX LLC* ROC SPV XX LLC* ATW Partners Opportunities Management, LLC* Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2100 New York, NY 10004

(c)	Citizenship ROC SPV XIX LLC – Delaware ROC SPV XX LLC – Delaware ATW Partners Opportunities Management, LLC – Delaware Antonio Ruiz-Gimenez – Spain Kerry Propper – United States

(d)	Title of Class of Securities Ordinary Shares, $0.000004026575398 par value per share

(e)	CUSIP Number G7614L109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: ROC SPV XIX LLC – 6,839,781* ROC SPV XX LLC - 6,839,781* ATW Partners Opportunities Management, LLC – 6,839,781* Antonio Ruiz-Gimenez – 6,839,781* Kerry Propper – 6,839,781*

(b)	Percent of class: ROC SPV XIX LLC – 4.9%* ROC SPV XX LLC – 4.9% ATW Partners Opportunities Management, LLC – 4.9%* Antonio Ruiz-Gimenez – 4.9%* Kerry Propper – 4.9%*

CUSIP No. G7614L109	Page 8 of 12 Pages
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote ROC SPV XIX LLC – 0 ROC SPV XX LLC - 0 ATW Partners Opportunities Management, LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(ii)
Shared power to vote or to direct the vote
ROC SPV XIX LLC – 6,839,781*
ROC SPV XX LLC - 6,839,781*
ATW Partners Opportunities Management, LLC – 6,839,781*
Antonio Ruiz-Gimenez –6,839,781*
Kerry Propper – 6,839,781*

	(iii)	Sole power to dispose or to direct the disposition of ROC SPV XIX LLC – 0 ROC SPV XX LLC - 0 ATW Partners Opportunities Management, LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(iv)
Shared power to dispose or to direct the disposition of
ROC SPV XIX LLC – 6,839,781*
ROC SPV XX LLC - 6,839,781*
ATW Partners Opportunities Management, LLC – 6,839,781*
Antonio Ruiz-Gimenez – 6,839,781*
Kerry Propper – 6,839,781*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* Certain of the ordinary shares (“Shares”) reported herein are held by special purpose vehicles (“SPVs”) managed by ATW Partners Opportunities Management, LLC (the “Adviser”). Antonio Ruiz-Gimenez and Mr. Propper serve as the managing members of the Adviser.

By virtue of the relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the SPVs. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

As of the date of the event which requires this filing, SPV XIX LLC (“SPV XIX”) has (i) warrants to purchase  22,099,372 Shares at an exercise price of $2.80 per Share (“May Warrants”); (ii) $12,747,171.85 principal amount and accrued interest of Convertible Senior Secured Notes due 2026 (“May Notes”), which are convertible into 4,138,691 Shares per the initial conversion price of approximately $3.08 per Share; (iii) warrants to purchase 18,890,117 Shares at an exercise price of $1.1182 per Share (“October Warrants” and, together with May Warrants, “Warrants”); and (iv) $22,526,800.40 principal amount and accrued interest of Convertible Senior Secured Notes due 2026 (“October Notes” and, together with May Notes, “Notes”), which are convertible into 32,703,464 Shares based on the initial conversion price of approximately $0.6888 per Share. Each of (i) through (iv) is subject to the Beneficial Ownership Limitations (defined below). The Warrants and Notes are subject to a blocker which prevents the holder from exercising the Warrants or converting the Notes to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 4.9% of the Shares outstanding as a result of the conversion (the “Beneficial Ownership Limitations”).

CUSIP No. G7614L109	Page 9 of 12 Pages
As of the date of the event which requires this filing, SPV XX LLC (“SPV XX”) has (i) October Warrants to purchase  10,310,704 Shares at an exercise price of $1.1182 per Share; and (ii) $12,295,698.88 principal amount and accrued interest of October Notes, which are convertible into 17,850,380 Shares based on the initial conversion price of approximately $0.6888 per Share. Each of (i) and (ii) is subject to the Beneficial Ownership Limitations.

Percent of class is based upon a statement in the Issuer’s Proxy Statement on Schedule 14A filed on November 21, 2022, that there were 132,747,605 Shares outstanding as of November 15, 2022, plus the approximate total number of Shares that the Reporting Persons have the right to acquire upon conversion of Notes and exercise of Warrants, subject to the Beneficial Ownership Limitations, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

Each of ROC SPV XIX LLC and ROC SPV XX LLC is a party to a Noteholders Agreement, dated October 25, 2022, with certain other holders of Notes (collectively, the “Noteholders”), the Issuer and certain subsidiaries of the Issuer as Guarantors. The Noteholders have agreed to an aggregate beneficial ownership limitation of 4.90% of the Shares outstanding.  As such, the Reporting Persons may be deemed to be members of a “group”, as such term is defined in Rule 13d-5 under the Act, with the other Noteholders.  Each of the Reporting Persons disclaims beneficial ownership of the Shares beneficially owned by each of the other Noteholders.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G7614L109	Page 10 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

ROC SPV XIX LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

ROC SPV XX LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. G7614L109	Page 11 of 12 Pages
EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 10, 2023, by and among the Reporting Persons	12

CUSIP No. G7614L109	Page 12 of 12 Pages
Exhibit A

JOINT FILING STATEMENT
PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares of Rockley Photonics Holdings Limited, together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 14, 2023

ROC SPV XIX LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

ROC SPV XX LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually